                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. __)

                             StorageNetworks, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  86211E 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)
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  CUSIP NO. 86211E 10 3               13G              Page 2 of 6 Pages
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William D. Miller

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,115,032* shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,447,276** shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,115,032* shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,447,276** shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,531,404*** shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------

*Includes 1,000,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder).

**Includes 30,904 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial interest with respect to those shares) and 2,416,372 shares held by MAWAM LLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of his pecuniary interest therein).

***Excludes 30,904 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial interest with respect to those shares).

                                       2
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  CUSIP NO. 86211E 10 3              13G               Page 3 of 6 Pages
  ---------------------                                -----------------


ITEM 1(A).  NAME OF ISSUER:

            StorageNetworks, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            100 Fifth Avenue, Waltham, Massachusetts 02451

ITEM 2(A).  NAME OF PERSON FILING:

            William D. Miller

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            100 Fifth Avenue, Waltham, Massachusetts 02451

ITEM 2(C).  CITIZENSHIP:

            United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E).  CUSIP NUMBER:

            86211E 10 3

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS:

            (a)  [ ]  Broker or dealer registered under Section 15 of the Act

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Act

            (d)  [ ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940

            (e)  [ ]  An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E)

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

            (g)  [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

                                       3
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  CUSIP NO. 86211E 10 3               13G              Page 4 of 6 Pages
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            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


ITEM 4.   OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                 (a) Amount Beneficially owned as of December 31, 2000:

                     5,531,404 shares: excludes 30,904 shares held by Nostro Regalo Foundation (of which Mr. Miller and his wife are directors, and with respect to which shares which Mr. Miller disclaims beneficial interest) and includes 1,000,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder) and 2,416,372 shares held by MAWAM LLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest, except to the extent of his pecuniary interest therein).

                 (b)  Percent of class:

                      5.8%

                 (c) Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:

                                  3,115,032* shares

                       (ii)   Shared power to vote or to direct the vote:

                                  2,447,276** shares

                       (iii) Sole power to dispose or to direct the disposition of:

                                  3,115,032* shares

                       (iv) Shared power to dispose or to direct the disposition of:

                                  2,447,276** shares

* Includes 1,000,000 shares held by BMAAM, Inc. (of which Mr. Miller is sole stockholder).

** Includes 30,904 shares held by Nostro Regalo Foundation (a charitable foundation of which Mr. Miller and his wife are directors; Mr. Miller disclaims beneficial ownership with respect to those shares) and 2,416,372 shares held by MANAM LLP (of which Mr. Miller and his wife are general partners and their children are limited partners, and in which Mr. Miller disclaims beneficial interest except to the extent of his pecuniary interest therein).

                                       4
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  CUSIP NO. 86211E 10 3             13G                Page 5 of 6 Pages
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Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PRECENT ON BEHALF OF ANOTHER PERSON:

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

           Not applicable

Item 8.    Identification of Members of the Group:

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP:

           Not applicable

ITEM 10.  CERTIFICATIONS:

           Not applicable

                                       5
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  CUSIP NO. 86211E 10 3               13G              Page 6 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ William D. Miller
                                    ---------------------
                                    Name

                                    February 14, 2001
                                    ----------------
                                    Date

                                       6